SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




     RYANAIR MAKES IT A NIFTY 50 WITH LATEST AIRCRAFT DELIVERY FROM BOEING.


Ryanair, Europe's only low fares airline, today (9th January 2003) celebrated the arrival of its 50th aircraft - a 189-seat Boeing 737-800.

The delivery of the new aircraft brings the fleet of new 737-800's to 29, in addition to 21 Boeing 737-200's.

Welcoming today's delivery, Ryanair's Head of Communications, Paul Fitzsimmons, said:

"The 49th and 50th aircraft, are the first 2 of Ryanair's new order of 100 firm & 50 optioned Boeing 737 Next Generation aircraft.

The remainder are due over the next 8 years, and will treble the fleet in line with our plans to treble our passenger numbers from 15 million to 45 million per year, making Ryanair Europe's largest scheduled Airline.

These two 189-seat Boeing 737-800's will operate from Ryanair's new Italian base in Milan Bergamo. Ryanair will launch new routes from the base, starting 6th February, to London, Paris, Brussels, Frankfurt-Hahn, Hamburg and Girona."

Ends                    Thursday 9th January 2003

For further information

please contact;

Paul Fitzsimmons, Ryanair, Tel. 00-353-1-8121228

Pauline McAlester, Murray Consultants, Tel. 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  9 January, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director